03012401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51808

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLS & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CLINTON AVENUE W. SUITE 707
(No. and Street)

HUNTSVILLE (City) ALABAMA (State) 35801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY L. SMITH (256) 539-4805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BYRD, SMALLEY, EVANS & ADAMS, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 2179 (Address) DECATUR (City) ALABAMA (State) 35602 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH. D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY L. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLS & ASSOCIATES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

My Commission Expires 11/8/2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.L.S. & ASSOCIATES, INC.
TABLE OF CONTENTS

Byrd, Smalley,
Evans & Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

Larry O. Byrd, CPA
Timothy A. Smalley, CPA
Stan A. Evans, CPA
John R. Adams, CPA

Angie A. Harris, CPA
Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
Amy E. Brasher, CPA

To the Board of Directors
G.L.S. & Associates, Inc.
Huntsville, Alabama

We have audited the accompanying statements of financial condition of G.L.S. & Associates, Inc. as of December 31, 2002 and 2001, and the related statements of income and changes in financial condition and the statement of cash flows for the years then ended. These financial statements are the responsibility of the Company's managment. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.L.S. & Associates, Inc. as of December 31, 2002 and 2001, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Byrd, Smalley, Evans & Adams, P.C.

February 14, 2003

G.L.S. & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
ASSETS		
Current Assets		
Cash	$ 65,069	$ 39,803
Accounts receivable	46,617	71,086
Clearance account	15,200	6,123
Total Current Assets	126,886	117,012
Fixed Assets		
Equipment, net of depreciation	9,656	11,892
Other Assets		
Shareholder receivable	1,000	1,000
Non-marketable securities	1,100	1,100
Total Other Assets	2,100	2,100
TOTAL ASSETS	$ 138,642	$ 131,004
LIABILITIES AND EQUITY		
Current Liabilities		
Payable to brokers	$ 28,436	$ 43,363
Accounts payable and accrued liabilities	47,093	40,842
Shareholder loan	10,791	-
Total Current Liabilities	86,320	84,205
Equity		
Common stock	1,000	1,000
Retained earnings	51,322	45,799
Total Equity	52,322	46,799
TOTAL LIABILITIES AND EQUITY	$ 138,642	$ 131,004

The accompanying notes are an integral part of these financial statements.

G.L.S. & Associates, Inc.

STATEMENT OF INCOME AND CHANGES IN FINANCIAL CONDITION

For the year ended December 31, 2002 and 2001

	2002	2001
INCOME		
Commissions income	$ 523,213	$ 601,011
RIA income	215,239	153,823
Trails income	204,351	126,746
TOTAL INCOME	942,803	881,580
OPERATING EXPENSES		
Salaries and commissions	645,466	609,884
Payroll taxes	37,202	33,320
Employee benefits	36,226	28,367
Rent	67,164	67,404
Insurance	39,944	38,489
Office expenses	26,297	22,334
Advertising	21,740	15,388
Meals and entertainment	8,662	6,170
Fees and subscriptions	13,930	11,903
Licenses and taxes	1,934	1,567
Telephone	11,154	11,641
Sales training	2,811	15,839
Accounting	4,296	4,884
Repairs and maintenance	4,623	4,095
Depreciation	4,476	3,607
Miscellaneous	4,669	4,800
TOTAL OPERATING EXPENSES	930,594	879,692
INCOME FROM OPERATIONS	12,209	1,888
OTHER INCOME (EXPENSES)		
Investment Gain (Loss)	(1,200)	312
Interest expense	(1,911)	(1,247)
TOTAL OTHER INCOME (EXPENSES)	(3,111)	(935)
INCOME BEFORE INCOME TAXES	9,098	953
PROVISION FOR INCOME TAXES	(3,575)	(2,947)
NET INCOME (LOSS)	5,523	(1,994)
RETAINED EARNINGS, BEGINNING OF YEAR	45,799	47,793
RETAINED EARNINGS, END OF YEAR	$ 51,322	$ 45,799

The accompanying notes are an integral part of these financial statements.

G.L.S. & Associates, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 5,523	$ (1,994)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	4,476	3,607
(Increase) decrease in accounts receivable	24,469	12,399
(Increase) decrease in other assets	(9,077)	(6,123)
Increase (decrease) in accounts payable	(8,676)	22,922
Total adjustments	11,192	32,805
Net cash provided (used) by operating activities	16,715	30,811
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash payments for the purchase of property	(2,240)	(2,599)
Net cash provided (used) by investing activities	(2,240)	(2,599)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from shareholder loan	10,791	-
Net cash provided (used) by financing activities	10,791	-
Net increase (decrease) in cash and equivalents	25,266	28,212
Cash and equivalents, beginning of year	39,803	11,591
Cash and equivalents, end of year	$ 65,069	$ 39,803

Supplemental disclosures of cash flow information:

Cash paid during the year for:

	2002	2001
Interest expense	$ 1,397	$ 1,247
Income Tax	$ 2,947	$ -

G.L.S. & Associates, Inc.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

G.L.S. & Associates, Inc. was established in 1990. In November 1999, the company became a limited broker dealer.

Basis of Accounting: The company prepares its financial statements using generally accepted accounting principles on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment: Property and equipment are state at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Cash: For the purposes of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

NOTE 2 ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at December 31, 2002 and 2001:

	2002	2001
Mutual Fund Commissions	$ 7,221	$ 14,517
Registered Investment Advisor Commissions	7,904	7,603
Stock Trade Commission	1,801	8,756
Variable Annuity Commissions	1,819	14,555
Trails Commissions	27 872	25,655
Total Accounts Receivable	$46,617	$71,086

All commissions are deemed collectible by management, therefore, there is no allowance for doubtful accounts.

NOTE 3 PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2002 and 2001:

	2002	2001
Equipment and furnishings	$ 23,003	$20,763
Less: Accumulated Depreciation	(13,347)	(8,871)
Total Property and Equipment	$ 9,656	$11,892

G.L.S. & Associates, Inc.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 INVESTMENTS

The company holds 100 shares of NASD common stock. This stock was purchased in a private placement; therefore, the market value is not readily determinable.

The company invests excess funds in short-term investments and maintains an investment account to satisfy a required minimum balance. These investments resulted in a loss in 2002 of $1,200 and a gain in 2001 of $312.

NOTE 6 STOCKHOLDER'S EQUITY

The Company has authorized 1,000 shares of $1 par value common stock. It has issued at December 31, 2002, 1,000 shares, all of which are outstanding.

NOTE 7 RETIREMENT PLAN

The company sponsors a retirement plan for the employees. Employees are allowed to contribute up to $11,000 of compensation, and the company matches up to four percent. The Company contributed $23,074 and $15,965 for the years ended December 31, 2002 and 2001, respectively.

NOTE 8 CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's revenues are dependent upon the fluctuations of the stock market. Consequently, the ability of the Company to collect the amounts due from its customers is affected by economic fluctuations related to this industry.

NOTE 9 INCOME TAXES

The Company files its income tax returns on the cash basis of accounting as allowed by the Internal Revenue Service. As a result of the difference in basis of accounting for tax purposes and book purposes, a deferred tax issue is created; however, the amounts of the deferred tax is immaterial to the financial statements.

NOTE 10 RELATED PARTY TRANSACTIONS

The Company borrowed $10,277 from the only shareholder of the corporation. The Company will pay the amount to the shareholder at a 6% interest rate. Accrued interest on this loan has been recorded in the amount of $514.

NOTE 11 LEASES

The Company leases its office facilities in Huntsville, Alabama. The current lease that expired February 28, 2001, has been extended an additional thirty-six months. The monthly lease payments through February 28, 2001 are $4,902. The monthly lease payments from March 1, 2001 through February 28, 2002 will be $4,978. The monthly lease payments from March 1, 2002 through February 28, 2003 will be $5,126. The monthly lease payments from March 1, 2003 through February 28, 2003 will be $5,126. The monthly lease payments from March 1, 2003 through February 28, 2004 will be $5,275. Rent expense for December 2002 and 2001 was $67,164 and $67,404, respectively.

Future minimum rental payments are as follows:

December 31, 2003	63,002
December 31, 2004	10,550

SUPPLEMENTARY INFORMATION

G.L.S. & Associates, Inc.

COMPUTATION OF NET CAPITAL

December 31, 2002 and 2001

	2002	2001
Total ownership equity from Statement of Financial Condition	$ 52,322	$ 46,799
Deduct ownership equity not allowable for Net Capital	-	-
Total ownership equity qualified for Net Capital	52,322	46,799
Deductions and/or changes:		
Nonallowable assets from Statement of Financial Condition		
Property and equipment, net	9,656	11,892
Accounts Receivable--Commissions	1,230	2,202
NASD Common Stock	1,100	1,100
Due from Stockholder	1,000	1,000
Total Nonallowable assets from Statement of Financial Condition	12,986	16,194
Net Capital	39,336	30,605
Net Capital Requirement	5,758	5,613
Excess Net Capital	$ 33,578	$ 24,992

G.L.S. & Associates, Inc.
COMPUTATION OF AGGREGATE INDEBTEDNESS
December 31, 2002 and 2001

	2002	2001
Total liabilities from Statement of Financial Condition	$ 86,320	$ 84,205
Less: Non-Aggregate Indebtedness	-	-
Total Aggregate Indebtedness	$ 86,320	$ 84,205

G.L.S. & Associates, Inc.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
December 31, 2002 and 2001

	2002	2001
Balance, Beginning of Period	$ -	$ -
Increases (decreases)	-	-
Balance, End of Period	$ -	$ -

G.L.S. & Associates, Inc.
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
December 31, 2002 and 2001

	2002	2001
Ownership Equity, beginning of period	$ 46,799	$ 48,793
Net Income (Loss)	5,523	(1,994)
Ownership Equity, end of period	$ 52,322	$ 46,799

See accountant's report and notes to financial statements

G.L.S. & ASSOCIATES, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION

December 31, 2002

Line	Description	As Originally Reported	As Audited	Difference	Explanation
BALANCE SHEET					
10	Property, Furniture	14,132	9,656	(4,476)	Depreciation was not recorded
17	Accounts Payable, accrued liabilities, expenses & other	47,380	47,093	(287)	Income tax provision was adjusted due to audit adjustments
18a	Notes Payable	10,277	10,791	514	Accrued Interest on loan was not recorded
STATEMENT OF INCOME					
15	Other Expenses	95,512	100,566	5,054	See above changes for depreciation and accrued interest (including tax penalty)
18	Provision for Federal income tax	188	(163)	(351)	See above changes for income tax provision

NET CAPITAL COMPUTATION: As a result of the above modifications, net capital decreased by $227

Byrd, Smalley,
Evans & Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

Larry O. Byrd, CPA
Timothy A. Smalley, CPA
Stan A. Evans, CPA
John R. Adams, CPA

Angie A. Harris, CPA
Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
Amy E. Brasher, CPA

Board of Directors
GLS & Associates, Inc.
Huntsville, Alabama

In planning and performing our audit of the financial statements of G.L.S. & Associates, Inc. for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(11) and the reserve required by rule 15c3-3(e)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited my occur and not be detected within a timely period by employees in the normal course of

performing their assigned function. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Byrd, Smalley, Evans & Adams, P.C.

Byrd, Smalley, Evans, Adams & Johnson, P.C.
Decatur, Alabama
February 14, 2003